Exhibit 11

NEENAH PAPER, INC. AND SUBSIDIARIES

STATEMENT REGARDING THE COMPUTATION OF

EARNINGS PER SHARE

(Dollars in millions, except share and per share amounts)

	Year Ended December 31,
	2010	2009	2008
Income (loss) from continuing operations	$25.0	$(1.8)	$(45.8)
Distributed and undistributed amounts allocated to participating securities (a)	(0.1)	—	(0.1)
Income (loss) from continuing operations available to common stockholders	24.9	(1.8)	(45.9)
Income (loss) from discontinued operations, net of income taxes	134.1	0.6	(111.2)
Distributed and undistributed amounts allocated to participating securities (a)	(0.6)	—	—
Net income (loss) available to common stockholders	$158.4	$(1.2)	$(157.1)

Weighted-average basic shares outstanding	14,744	14,655	14,642
Add: Assumed incremental shares under stock compensation plans	768	—	—
Assuming dilution	15,512	14,655	14,642

Earnings (Loss) Per Common Share
Basic
Continuing operations	$1.69	$(0.12)	$(3.14)
Discontinued operations	9.05	0.04	(7.59)
	$10.74	$(0.08)	$(10.73)
Diluted
Continuing operations	$1.61	$(0.12)	$(3.14)
Discontinued operations	8.60	0.04	(7.59)
	$10.21	$(0.08)	$(10.73)

(a)          In accordance with ASC Topic 260, for the years ended December 31, 2009 and 2008 undistributed losses have been entirely allocated to common stockholders due to the fact that the holders of participating securities are not contractually obligated to share in the losses of the Company.